UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                              -----------------

                        SCHEDULE 13-D/Amendment No. 1


                  Under the Securities Exchange Act of 1934


                     CONTINENTAL INVESTMENT CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.50 Per Share
                       (Title of Class of Securities)


                                211-515-10-1
                               (CUSIP Number)


                                Stewart Rahr
                             152-35 10th Avenue
                            Whitestone, NY  11357
                               (718) 767-4767
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                May 28, 1996
                        (Date of event Which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

                         CUSIP NO. 211-515-10-1


 (1)  Name of Reporting
      Persons S.S. or I.R.S.
      Identification                                Stewart Rahr
      No. of Above Person                           SS ####-##-####

 (2)  Check the Appropriate
      Box if a Member of                            (a)
      a Group                                       (b)

 (3)  SEC Use Only

 (4)  Source of Funds                               PF

 (5)  Check if Disclosure
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 3(e)

 (6)  Citizen or Place of                           State of
      Organization                                  New York


                              (7)  Sole Voting
                                   Power            1,875,000

Number of Shares              (8)  Shared Voting
Beneficially                       Power
Owned by Each
Reporting                     (9)  Sole
Person With*                       Dispositive
                                   Power            1,875,000

                             (10)  Shared
                                   Dispositive
                                   Power

(11)  Aggregate Amount
      Beneficially Owned
      by Each Reporting
      Person                                        1,875,000

(12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

(13)  Percent of Class
      Represented by Amount
      in Row (11)                                   15.8%

(14)  Type of Reporting
      Persons                                       IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the"Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

Item 2. Identity and Background

        (a) This Statement is filed by Stewart Rahr, an individual residing in the State of New York. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

        (b) and (c)

        The principal business address of Stewart Rahr is 152-35 10th Avenue, Whitestone, New York 11357. The principal business of Stewart Rahr is wholesale pharmaceutical sales.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Stewart Rahr is a citizen of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

        The purchase of the Company's Common Stock was made with cash by Stewart Rahr.

Item 4. Purpose of the Transaction

        The Company's Common Stock was purchased by Stewart Rahr for investment purposes.

Item 5. Interest in the Securities of the Issuer



        (a) and (b)

        Stewart Rahr is the record owner of 387,500 shares of the Company's Common Stock and beneficial owner of options totaling
1,487,500 shares of the Company's Common Stock, which totals 15.8% of the outstanding Common Stock. Stewart Rahr, an individual, has the power to direct the vote or disposition of those shares.

        (c)  None

        (d)  None

        (e)  None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None

Item 7. Materials to be Filed as Exhibits

        None


                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                   /S/ Stewart Rahr
                                   STEWART RAHR, an individual




Dated: June 6, 1996